UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Monogram Residential Trust, Inc.

(Name of Subject Company)

Monogram Residential Trust, Inc.

(Name of Person Filing Statement)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

60979P 105

(CUSIP Number of Class of Securities)

Daniel J. Rosenberg

Senior Vice President, General Counsel and Secretary

Monogram Residential Trust, Inc.

5800 Granite Parkway, Suite 1000

Plano, Texas 75024

(469) 250-5500

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt, Esq.

Christopher R. Stambaugh, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2014 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) relating to the offer (the “Tender Offer”) by CMG Partners, LLC, CMG Legacy Growth Fund, LLC, CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, and CMG Acquisition Co., LLC (collectively, the “Offerors”) to purchase up to 8,500,000 shares of the outstanding common stock, par value $0.0001 per share (the “Shares” or “Common Stock”), of Monogram Residential Trust, Inc., a Maryland corporation (the “Company”), at a purchase price of $5.00 per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2014, attached as Exhibit (a)(1) to the Schedule TO filed with the SEC by the Offerors on July 10, 2014, as amended from time to time (the “Offer to Purchase”).

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to update Item 4 of the Schedule 14D-9, as reflected below:

Item 4.	The Solicitation or Recommendation.

(c) Reasons for the Recommendation.

The following information supplements Item 4(c) of the Schedule 14D-9.

On August 12, 2014, the Board of Directors of the Company (the “Board of Directors”) approved (a) a new estimated valuation per Share, (b) the exploration of a potential listing of the Company’s Common Stock on a national securities exchange and, as part of that effort, (c) the suspension of the Company’s share redemption program (“SRP”) effective August 14, 2014.

In connection with these developments, on August 12, 2014, the Board of Directors held a meeting with members of management and representatives from DLA Piper LLP (US), the Company’s outside counsel, to reconsider the recommendation of the Board of Directors with respect to the Tender Offer.  Following these discussions, the Board of Directors determined that it continues to recommend that that the Stockholders reject the Tender Offer and not tender their Shares to the Offerors for purchase pursuant to the Tender Offer.

New Valuation

On August 12, 2014, the Board of Directors established a new estimated value of Common Stock equal to $10.41 per Share.  For important information regarding the methodologies, assumptions and limitations of this estimated per share value, please see Part II, Item 5 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, filed with the SEC on August 14, 2014 (the “Form 10-Q”), which information is incorporated herein by reference.  The Form 10-Q is available for free on the SEC’s web site at www.sec.gov or the Company’s web site at www.monogramres.com.  The Board of Directors believes the new estimated value per Share is subject to the limitations described in the Form 10-Q.  However, the Board of Directors is comfortable that the margin for error is far less than the discrepancy between the current and potential long-term value of the Shares and the Offer Price of $5.00 per Share.

Exploration of a Potential Listing and Suspension of Share Redemption Program

In addition, effective on August 12, 2014, the Board of Directors approved the exploration of a potential listing of the Company’s Common Stock on a national securities exchange and, as part of that effort, the suspension of the Company’s SRP effective August 14, 2014.  With respect to the potential listing, no guarantees can be made regarding the timing or eventuality of a listing or other liquidity event.  In addition, no inferences can be made as to what value the market may assign to Shares should the Company decide to become an exchange-listed company. Changes in real estate conditions and the capital markets will impact share price at the time of a potential listing and at any time in the future. Stockholders should not assume that Shares will trade at the new estimated value per Share of $10.41, either at listing or at any time in the future.

As a result of the suspension of the SRP, no further redemption requests will be satisfied with respect to the third quarter of 2014 or thereafter during such suspension.  The Board of Directors deemed it appropriate to suspend the SRP in order to facilitate the best possible execution for a potential listing on a national securities exchange.  The Board of Directors may in the future reinstate the SRP, although the Company can provide no assurances as to if or when this will happen.

Stockholders should consider the suspension of the SRP and their own needs for liquidity when making a decision as to whether to tender their Shares to the Offerors pursuant to the Tender Offer.  However, the suspension of the SRP did not, when considered in connection with all of the other factors mentioned Part 4(c) in the Schedule 14D-9 and in this Amendment No. 1, change the recommendation of the Board of Directors that Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONOGRAM RESIDENTIAL TRUST, INC.

	By:	/s/ Daniel J. Rosenberg
		Name:	Daniel J. Rosenberg
		Title:	Senior Vice President, General Counsel and Secretary

Dated: August 14, 2014

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Text of Letter to the Company’s Stockholders, dated July 14, 2014, incorporated by reference to the Company’s Schedule 14D-9 filed by the Company with the SEC on July 14, 2014*
(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K filed by the Company with the SEC on March 1, 2013*
(e)(2)	Excerpts from the Company’s Annual Report on Form 10-K filed by the Company with the SEC on March 12, 2014*
(e)(2)	Excerpts from the Company’s Quarterly Report on Form 10-Q filed by the Company with the SEC on August 14, 2014*
(g)	Not applicable

*              Incorporated herein by reference.